

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 11, 2017

Via E-mail
James J. McGorry
Chief Executive Officer
Biostage, Inc.
84 October Hill Road, Suite 11
Holliston, MA 01746

> **Re: Biostage, Inc.**
> **Post-Effective Amendment No. 2 to Form S-1**
> **Filed March 20, 2017**
> **File No. 333-215410**

Dear Mr. McGorry:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Information by Reference, page 18

1. If you are eligible and elect to incorporate by reference per Item 12 of Form S-1, please specifically incorporate by reference all documents required to be incorporated by Item 12, including Item 12(a)(2).

Item 17. Undertakings, page II-3

2. Please provide all undertakings required by Regulation S-K Item 512, including Items 512(a)(5)(ii) and 512(i).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Robert A. Petitt, Esq.
        Burns & Levinson LLP